Exhibit 99.1

NEWS RELEASE

STRATASYS AND MAKERBOT COMPLETE MERGER

Merger enhances Stratasys’ leadership position in 3D printing and additive manufacturing and enables the company to offer world’s most popular desktop 3D printer.

Minneapolis, MN; Rehovot, Israel — August 15, 2013 - Stratasys, Ltd. (NASDAQ: SSYS), the leader in professional 3D printing, and MakerBot, the leader in desktop 3D printing, today announced the completion of their merger first announced on June 19th.

Stratasys is a pioneer in 3D printing for prototyping and production, and for more than 25 years has enabled designers and engineers to bring their ideas to life. MakerBot, founded in 2009, helped develop the desktop 3D printing market and has built the largest installed base of 3D printers in the category by making 3D printers highly accessible. MakerBot has sold more than 22,000 3D printers since 2009.

“Stratasys and MakerBot share a vision about the potential for 3D printing to transform design and manufacturing,” said David Reis, Stratasys CEO. “Our goal now is to maximize the benefits this merger creates for our shareholders, our customers and our employees.”

Bre Pettis, CEO of MakerBot added, “We are excited for the future - full speed ahead!”

Transaction Information

Consistent with the terms of the merger, Stratasys will issue up to 4.7 million of its shares in exchange for 100% of the outstanding capital stock of MakerBot. MakerBot stakeholders also qualify for performance-based earn-outs that provide for the issue of up to an additional 2.36 million shares through the end of 2014. Those earn-outs, if earned, will be made in Stratasys shares or cash (in an amount reflecting the value of the Stratasys shares that would have otherwise been issued at the relevant earn-out determination date), or a combination thereof, at Stratasys’ discretion.

Stratasys Ltd. (Nasdaq: SSYS) is enabling design and manufacturing innovation through its 3D printers and materials for prototyping and production. Designers and engineers in aerospace, automotive, medical, and other markets use the company’s patented FDM® and PolyJet® processes to produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping, and additive manufacturing. For more information and news on Stratasys visit www.stratasys.com or http://blog.stratasys.com. MakerBot is a subsidiary of Stratasys, and is the world leader in desktop 3D printing. MakerBot desktop 3D Printers are used by engineers, designers, researchers, and people who just like to make things. The company also operates Thingiverse.com, the largest collection of downloadable digital designs for making physical objects. The MakerBot® Replicator® desktop 3D Printer has been honored as one of Time Magazine’s Best Inventions of 2012, and was named “Best Emerging Tech” at the 2012 Consumer Electronics Show. Follow MakerBot at www.makerbot.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot merger) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully integrate MakerBot into Stratasys; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the company’s annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial projections that are in accordance with accounting principles generally accepted in the United States (GAAP). In addition, certain non-GAAP financial projections have been provided that exclude certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are provided in an effort to provide information that investors may deem relevant to evaluate results from the Company’s core business operations and to compare the Company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as transaction-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718. The Company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

MakerBot, Stratasys and FDM are registered trademarks and PolyJet is a trademark of Stratasys Limited and or its affiliates or subsidiaries.

Stratasys Contacts

Investors:

Shane Glenn, +1-952-294-3416

Vice President, Investor Relations

shane.glenn@stratasys.com

Media:

Arita Mattsoff, +972 (0) 74 745 4338

Vice President, Marketing

arita.mattsoff@stratasys.com

Media:

Jenifer Howard, 347-676-3932 or 203-273-4246

Director of PR, MakerBot

jenifer.howard@makerbot.com

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